Mail Stop 6010   June 4, 2007

Benjamin F. McGraw, III, Pharm.D.
President, Chief Executive Officer and Treasurer
Valentis, Inc.
863A Mitten Rd.
Burlingame, California 94010

>   **Re: Valentis, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **File No. 333-140443**
>   **Filed May 18, 2007**

Dear Dr. McGraw:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Urigen's Reasons for the Merger, page 62</u>

1. We note your response to our prior comment 3 and reissue that comment. The valuation analysis is a "report, opinion or appraisal materially relating to the transaction." You must "furnish the same information as would be required by Item 9(b)(1) through (6) of Schedule 13E-3," which is the information required by Item 1015 of Regulation M-A. See Item 4(b) of Form S-4. The fact that the valuation analysis was not specifically commissioned for this transaction is not dispositive of the applicability of Item 1015 for these purposes. Please see <u>In the Matter of Meyers Parking System, Inc.</u>, Exchange Act Release No. 26069 (Sept. 12, 1988) and the no-action letter <u>Charles L. Ephraim</u> (Sept. 30, 1987). In

addition, your disclosure should be expanded to provide all of the disclosure required by Item 1015(b). For example, you are required to:

(1) Identify the outside party and/or unaffiliated representative;

(2) Briefly describe the qualifications of the outside party and/or unaffiliated representative;

(3) Describe the method of selection of the outside party and/or unaffiliated representative;

(4) Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between:

   (i) The outside party, its affiliates, and/or unaffiliated representative; and

   (ii) The subject company or its affiliates;

(5) If the report, opinion or appraisal relates to the fairness of the consideration, state whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid; and

(6) Furnish a summary concerning the negotiation, report, opinion or appraisal. The summary must include, but need not be limited to, the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; instructions received from the subject company or affiliate; and any limitation imposed by the subject company or affiliate on the scope of the investigation.

Please also include the valuation analysis as an exhibit to the registration statement. See Item 21(c) of Form S-4.

Valentis, Inc. Consolidated Financial Statements, page F-1

Condensed Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2007 and 2006 (unaudited), page F-23

Condensed Consolidated Statements of Operations, page F-24

2. Earnings per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists. Please revise.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert C. Funsten, Esq.
        Marc G. Alcser, Esq.
        Michael L. Lawhead, Esq.
        Stradling Yocca Carlson & Rauth
        660 Newport Center Drive, Suite 1600
        Newport Beach, California 92660